Exhibit 22

List of Guarantors and Subsidiary Issuers of Guaranteed Securities
as of September 30, 2022

The following is a list of guarantors of the 4.650% Senior Notes due 2025, 4.500% Senior Notes due 2029 and 5.900% Senior Notes due 2032 issued by Pentair Finance S.à r.l., which is a wholly-owned subsidiary of Pentair plc:

Name of Guarantor	Jurisdiction of Incorporation
Pentair plc	Ireland